 As filed with the Securities and Exchange Commission on November 22, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: November 22, 2005

FOR IMMEDIATE RELEASE
November 21, 2005

Sven Hagströmer will resign as Chairman at the
Annual General Meeting 2006

Stockholm – Sven Hagströmer, Chairman of Tele2 AB, has today informed Tele2’s Nomination Group of his intention to resign from the Board of Directors of Tele2, in conjunction with the Annual General Meeting 2006. Sven Hagströmer has been a member of the Board of Tele2 since 1997 and Chairman since 2003. Revenue from 2003 until end 2004 rose 38%, with profit after taxes of MSEK 1,902 for the full year 2004.

Sven Hagströmer commented; “Working with Tele2 and Lars-Johan Jarnheimer has been a truly fun, stimulating and demanding task. However, together with Mats Qviberg we have our own demanding operation that needs more attention, hence my decision to concentrate my efforts on my own business interests.”

Cristina Stenbeck, on behalf of the Nomination Group, stated; “The Nomination Group has just begun its work concerning the Board’s future composition ahead of the Annual General Meeting to be held on May 10, 2006. We thank Sven Hagströmer for informing us of his decision well in advance of next year’s AGM.”

The Nomination Group is comprised of Cristina Stenbeck on behalf of Investment AB Kinnevik and Emesco AB; Björn Lind on behalf of SEB Fonder and SEB Trygg Liv; Peter Rudman on behalf of Nordeas Fonder; and Mats Guldbrand on behalf of AMF Pension, who together represent more than 50 per cent of the voting rights in Tele2 AB.

CONTACTS

Lena Krauss	Telephone: + 46 8 562 000 45
Dwayne Taylor	Telephone: +44 20 7321 5038
Investor enquiries

Information about the work of the Nomination Group can be found on www.tele2.com. Shareholders wishing to propose candidates for the election to the Board of Directors of Tele2 AB should submit their proposals in writing to agm@tele2.se or to the Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.